Exhibit 99.1

Vantage Corp Completes Share Repurchase Program

SINGAPORE, July 8, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy and operational support in the tanker market, today announced the completion of its previously authorized $1.0 million share repurchase program.

As of June 30, 2026, the Company had repurchased 1,076,610 Class A ordinary shares under its share repurchase program at an aggregate net cost of US$997,897.72, including brokerage commissions and other transaction costs. The share repurchases, conducted in the open market through the Company’s broker, were executed during the period from November 6, 2025 to June 30, 2026 pursuant to the Company’s share repurchase program announced on November 5, 2025.

“The completion of our share repurchase program reflects our belief that Vantage’s shares may be undervalued and do not fully reflect the strength and long-term potential of our business,” said Vantage Corp CEO Andre D’Rozario. “Although the current market environment, marked by volatility, geopolitical disruptions, and shifts in global trade flows, has affected the broader maritime transportation industry, we believe Vantage’s core fundamentals remain resilient. As market conditions normalize and geopolitical tensions ease, we are cautiously optimistic that these fundamentals will support the normalization of our business and financial profile over time. We remain focused on executing a clear plan designed to build durable, long-term value for our shareholders.”

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team, and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore), Vantage Nexus Commercial Brokers Co., L.L.C (UAE), PJ Marine Singapore Pte. Ltd., PJ Marine Shanghai Co., Ltd., Peijun Marine Consultant Co., Limited (Hong Kong) and Hadō Pte Ltd (Singapore). Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://vntg-corp.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com